UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)


                               (AMENDMENT NO. 1)*


                              Alpha Innotech Corp.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   02075U 10 9
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                                     (CUSIP
                                     Number)


                                  Ron Bissinger
                              Alpha Innotech Corp.
                               2401 Merced Street
                              San Leandro, CA 94577
                                 (510) 483-9620
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 21, 2006
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                     (Date of Event Which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO.  02075U 10 9                                         PAGE 2 OF 6 PAGES
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--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
    1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ETP/FBR Venture Capital LLC                       I.D. No. 54-2005388
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |x|
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          WC (Working Capital)
--------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

          Not applicable
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,471,999
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,471,999

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.13%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP NO.  02075U 10 9                                         PAGE 3 OF 6 PAGES
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--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
    1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ETP/FBR Venture Capital II LLC                     I.D. No. 54-2030751
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |x|
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          WC (Working Capital)
--------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

          Not applicable
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    234,275
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    234,275

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.26%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP NO.  02075U 10 9                                         PAGE 4 OF 6 PAGES
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--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
    1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          William Snider                                     I.D. No.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |x|
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          WC (Working Capital)
--------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

          Not applicable
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,706,374
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,706,374

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.39%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP NO.  02075U 10 9                                         PAGE 5 OF 6 PAGES
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--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
    1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Wei-Wu He                                                    I.D. No.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |x|
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          WC (Working Capital)
--------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

          Not applicable
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,706,374
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,706,374

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.39%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (this "STATEMENT") relates to the shares of common stock, $0.01 par value per share (the "COMMON STOCK"), of Alpha Innotech Corp., a Delaware Corporation (the "COMPANY"). The principal executive offices of the Company are located at 2401 Merced Street, San Leandro, CA 94577.

ITEM 2.  Identity AND BACKGROUND

         (a)      This  statement  is filed by ETP/FBR  Venture  Capital LLC and
ETP/FBR Venture Capital II LLC. William Snider and Wei-Wu He are the general partners of ETP/FBR Venture Capital LLC and ETP/FBR Venture Capital II LLC. ETP/FBR Venture Capital LLC, ETP/FBR Venture Capital II LLC, William Snider and Wei-Wu He are each sometimes referred to as a Reporting Person and collectively, referred to as the Reporting Persons.

         (b) The principal business address of each Reporting Person is 1901 Research Boulevard, Suite 350, Rockville, MD 20850.

         (c) Each ETP/FBR Venture Capital LLC and ETP/FBR Venture Capital II LLC is a limited liability company organized for purpose of making investments in public and private emerging and growth companies in the biotechnology field. William Snider and Wei-Wu He are the general partners of ETP/FBR Venture Capital LLC and ETP/FBR Venture Capital II LLC.

         (d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

         (f) ETP/FBR Venture Capital LLC and ETP/FBR Venture Capital II LLC are Delaware limited liability companies; William Snider and Wei-Wu He are the United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         ETP/FBR Venture Capital LLC holds 1,471,999 of the Common Stock reported above as a result of a merger of Alpha Innotech Corporation, a California Corporation ("AIC") with Xtrana, Inc. (the "MERGER"). Pursuant to the Merger Agreement dated as of December 14, 2004 (as amended on each of April 6, 2005, July 6, 2005 and August 25, 2005, the "MERGER AGREEMENT"), the securities of AIC held by ETP/FBR Venture Capital LLC were exchanged for securities of Alpha Innotech Corp.(f/k/a Xtrana, Inc.) as of October 3, 2005, the effective date of the Merger.

         Pursuant to a securities purchase agreement dated as of July 21, 2006 between ETP/FBR Venture Capital II LLC and the Company, ETP/FBR Venture Capital II LLC has acquired a promissory note in the aggregate principal amount of $375,000. The promissory note is convertible in the shares of the Company's Common Stock at the option of ETP/FBR Venture Capital II LLC at the conversion price of $1.60 per share.

ITEM 4.  PURPOSE OF TRANSACTION

         ETP/FBR Venture Capital II LLC does not currently have any plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j), except for the potential conversion of the promissory note described above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) William Snider and Wei-Wu He are the beneficial owners of an aggregate of 1,706,374 shares of common stock, which represent approximately 17.39% of the outstanding equity shares. ETP/FBR Venture Capital LLC is the beneficial owner of an aggregate of 1,471,999 shares of common stock, which represent approximately 15.13% of the outstanding equity shares. ETP/FBR Venture Capital II LLC is the beneficial owner of an aggregate of 234,375 shares of common stock, which represent approximately 2.26% of the outstanding equity shares. Change in beneficial ownership of the common stock referred to herein is being reported hereunder solely because ETP/FBR Venture Capital II LLC may be deemed to have beneficial ownership of additional 234,375 shares of the Company Common Stock as a result of the potential conversion of the promissory note described above.

         (b) ETP/FBR Venture Capital LLC is a direct owner of 1,471,999 shares of the Issuer's Common Stock, except that William Snider and Wei-Wu He may be deemed to have shared voting power with respect to these shares of the Issuer's Common Stock. ETP/FBR Venture Capital II LLC is a direct owner of 234,375 shares of the Issuer's Common Stock, except that William Snider and Wei-Wu He may be deemed to have shared voting power with respect to these shares of the Issuer's Common Stock.

         (c) Except as set forth or incorporated herein, no Reporting Person effected any transactions in the Issuer's Common Stock in the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock beneficially owned by the Reporting Persons.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Senior Convertible Note dated July 21, 2006

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         Not applicable


         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 21, 2006                   ETP/FBR VENTURE CAPITAL LLC
                                        ETP/FBR VENTURE CAPITAL II LLC


                                        /s/ William Snider
                                        -----------------------------------
                                        By: William Snider, General Partner


                                        /s/ William Snider
                                        -----------------------------------
                                        By: William Snider


                                        /s/ Wei-Wu He
                                        -----------------------------------
                                        By: Wei-Wu He


                                       7